UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the six months ended June 30, 2026.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3ASR (File No. 333-282473) with an effective date of October 2, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the PSLRA, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

These statements reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "pending", "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general Liquefied Natural Gas ("LNG") shipping market conditions, including fluctuations in charter rates and vessel values;
•	the volatility of prevailing spot market charter rates;
•	our future operating or financial results;
•
global and regional economic, political and security developments, including armed conflicts, geopolitical tensions, sanctions, trade disputes, military actions, cyber warfare and related disruptions affecting global energy and shipping markets, including developments involving Russia and Ukraine, Israel, Iran and regional actors in the Middle East, and the security of major maritime trade routes;

•	stability of Europe and the Euro;
•	inflationary pressures and central bank policies included to combat overall inflation and rising interest rates and foreign exchange rates;
•	our business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, repairs, upgrades, insurance costs, crewing and bunker costs;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•	the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for fossil fuels, including LNG, and thus transportation of LNG;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	estimated future maintenance and replacement capital expenditures;

FLEX LNG Ltd.

•	the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	customers’ increasing emphasis on environmental and safety concerns;
•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	business disruptions, including supply chain disruption and congestion, including port congestion, due to natural or other disasters or otherwise;
•	potential physical disruption of shipping routes due to accidents, climate-related incidents, and public health threats; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•	fluctuations in currencies and interest rates, such as Secured Overnight Financing Rate;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company's floating interest rate debt instruments;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
•	dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates may have on our floating interest rate debt instruments;
•	the length and severity of epidemics and pandemics and any impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
•	the arresting or attachment of one or more of the Company’s vessels by maritime claimants;
•	potential requisition of the Company’s vessels by a government during a period of war or emergency;
•	treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•	being required to pay taxes on U.S. source income;
•	the Company’s operations being subject to economic substance requirements;
•	the Company potentially becoming subject to corporate income tax in Bermuda in the future;
•	the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
•	the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•	the impact of adverse weather and natural disasters;
•	potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which reduces the maximum amount of sulfur that vessels may emit into the air;
•	damage to storage and receiving facilities;

FLEX LNG Ltd.

•	disruptions to global trade routes, including actual or threatened attacks on commercial shipping, military conflicts, piracy, terrorism, sanctions enforcement actions, restricted transit through strategic waterways, or other security incidents affecting the Strait of Hormuz, Bab el-Mandeb, Red Sea, Suez Canal, Panama Canal or other major shipping routes;
•	the impact of increasing trade restrictions, tariffs, port charges, sanctions, export controls, and other protectionist measures that may affect global LNG trade flows, vessel utilization, customer demand, or operating costs;
•	technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•	cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers, including software failures, unforeseeable security breaches, or incidents stemming from the misuse or intentional or unintentional misapplication of artificial intelligence in our business;
•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•	increasing scrutiny and changing expectations with respect to environmental, social and governance policies;
•	the impact of port or canal congestion;
•	the length and number of off-hire periods, including in connection with drydock periods;
•	any vessel underperformance and related warranty claims; and
•	other factors described in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below)

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Knut Traaholt
Name:	Knut Traaholt
Title:	Chief Financial Officer of Flex LNG Management AS (Principal Financial Officer of FLEX LNG Ltd.)
Date: August 19, 2026

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month period ended June 30, 2026 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2025 (our "Annual Report"), filed with the U.S. Securities and Exchange Commission, or the SEC, on February 27, 2026.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our Fleet (as defined below).

Unless otherwise indicated, all references to "U.S. Dollars," "USD," "Dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, and references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

Unless otherwise indicated, all references to "SOFR" are to the Secured Overnight Financing Rate of interest.

Unless otherwise indicated, all references to EU Allowances, are to European Union Emissions Trading System, which applies to cargo and passenger ships of 5,000 gross tonnage or above. Under the EU ETS, 100% of carbon emissions from voyages and port calls within the European Union or European Economic Area, or EU/EEA, and 50% of carbon emissions from voyages into or out of the EU/EEA are subject to the scheme. Shipowners are therefore required to purchase and surrender EU Emission Allowances, or EUAs, corresponding to their recorded carbon emissions for each compliance year.

The discussion below contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" in our Annual Report .

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our ordinary shares currently trade on the New York Stock Exchange ("NYSE") under the ticker symbol "FLNG".
We are an owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of August 19, 2026, we own and operate thirteen LNG carriers, which we collectively refer to as our "Operating Vessels" or our "Fleet."

Our business is currently focused on the operation of our long-term charters for our Fleet, which is described in the table below, or Our Fleet and exploring accretive opportunities to further grow the Company.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about our Fleet as of August 19, 2026:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Charter expiration(3)	Expiration with Charterer options (4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	Q1 2041	Q1 2043
Flex Courageous	2019	HO	173,400	MEGI+PRS	Q1 2032	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	Q1 2028	Q1 2034
Flex Amber	2020	HSHI	174,000	X-DF	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	Q3 2026	NA
Flex Resolute	2020	HO	173,400	MEGI+FRS	Q1 2032	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	Q3 2026	NA
Flex Vigilant	2021	HSHI	174,000	X-DF	Q2 2031	Q2 2033
(1)    As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Shipbuilding and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)    "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.

(3)    The expiration of our charters is considered the firm period known to the Company as of August 19, 2026. However, these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(4)    Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

Employment of Our Fleet and Our Customers

In March 2026, Flex Aurora entered into a new time charter contract with a super major, following re-delivery of the vessel from her prior long-term contract. The new contract has a firm period of two years, with options for the charterer to extend the contract by up to six additional years, exercisable through three successive two-year options.

Also in March 2026, the charterer of Flex Resolute and Flex Courageous, a super major, exercised its second two-year extension option for the period from the first quarter 2027 through the first quarter 2029 for both vessels. Following the exercise of this option, the firm period of each vessel is extended through the first quarter 2032.

Additionally in March 2026, Flex Constellation commenced her 15-year time charter contract with a large Asian utility and asset backed LNG trader, in direct continuation from her previous short-term employment. The contract includes a firm period through 2041, with options for the charterer to extend the contract by an additional two years to 2043.

Flex Artemis and Flex Volunteer operated in the spot market while being marketed for long-term charters. Both vessels are being marketed for new employment from the end of the third quarter of 2026. The vessels are expected to continue trading in the short-term market until suitable long-term employment is secured.

In January 2026, we successfully completed the scheduled drydockings of Flex Volunteer, followed by Flex Freedom in March 2026 and Flex Vigilant in June 2026.

At the date of this report, the firm contract coverage is approximately 89% for the remainder of 2026, and the aggregate firm contract backlog for the Fleet is 51 years based on the earliest charter expirations, which could increase to 78 years if our charterers exercise all of the contracted extension options.

We achieved technical uptime excluding offhire for drydocking on our vessels of 100.0% in the six months ended June 30, 2026.

FLEX LNG Ltd.
The vessels generated a FuelEU Maritime compliance surplus related to the 2025 compliance period, reflecting the lower greenhouse gas intensity of our modern, fuel-efficient vessels compared with the applicable regulatory requirement for voyages within EU waters. No financial asset has been recognized as of June 30, 2026, as recognition remains subject to commercial negotiations with charterers and the related accounting assessment of any agreements reached.

RESULTS OF OPERATIONS
Six months ended June 30, 2026 compared to the six months ended June 30, 2025

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and 2025.
Vessel operating revenues

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Vessel operating revenues	187,256	174,420
Vessel operating revenues increased by $12.8 million to $187.3 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase was primarily driven by higher charter revenues generated by Flex Artemis and Flex Volunteer from operating in the spot market, together with increased contributions from Flex Constellation and Flex Aurora following the commencement of new time charter contracts in March 2026.

These increases were partially offset by scheduled drydockings of three vessels, Flex Volunteer, Flex Freedom and Flex Vigilant in the first half of 2026, compared to two vessels during the same period of the prior year.

In addition, the Company recorded revenue of $6.5 million related to EU Allowances in the six months ended June 30, 2026, compared to $3.6 million in the six months ended June 30, 2025. An equivalent amount has been recorded under voyage expenses for the period.

Voyage expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Voyage expenses	(12,180)	(4,956)

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, increased by $7.2 million to $12.2 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase was primarily driven by bunker fuel, gas-up/cool-down and repositioning costs associated with the vessels operating in the short-term and spot markets, as well as higher costs for EU Allowances.

Vessel operating expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Vessel operating expenses	(37,901)	(36,288)
Vessel operating expenses increased by $1.6 million to $37.9 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase in vessel operating expenses primarily reflects higher crew-related costs, including crew travel expenses arising from disruptions to air travel through the Middle East, together with the timing of certain operating expenses.

FLEX LNG Ltd.
Administrative expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Administrative expenses	(4,457)	(4,454)
Administrative expenses remained consistent at $4.5 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025.
Depreciation

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Depreciation	(39,051)	(37,541)
Depreciation increased by $1.5 million to $39.1 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The increase was attributable to higher depreciation of capitalized drydocking costs, reflecting higher carrying amounts of drydock assets following scheduled drydockings completed during 2025 and 2026.
Interest income

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Interest income	1,445	2,132
Interest income decreased by $0.7 million to $1.4 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The decrease was primarily due to the lower average cash balances held on account.
Interest expense

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Interest expense	(39,706)	(46,433)
Interest expense decreased by $6.7 million to $39.7 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The decrease primarily reflects lower effective interest rates on the Company’s borrowings and the benefit of refinancing transactions completed during 2025.
Extinguishment costs of long-term debt

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Extinguishment costs of long-term debt	—	(1,630)
Extinguishment costs of long-term debt decreased by $1.6 million to $0.0 million in the six months ended June 30, 2026, as compared to the six months ended June 30, 2025. The costs incurred in the previous period related to the extinguishment of debt for Flex Courageous under the $320 Million Sale and Leaseback. There were no costs incurred during the six months ended June 30, 2026.

FLEX LNG Ltd.
Gain/(loss) on derivatives

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Gain/(loss) on derivatives	9,585	(8,637)
The Company recorded a gain on derivatives of $9.6 million in the six months ended June 30, 2026, which comprised an unrealized gain of $4.9 million and a realized gain on derivatives of $4.7 million. This compares to a loss on derivatives of $8.6 million in the six months ended June 30, 2025, which includes an unrealized loss of $16.7 million and a realized gain of $8.0 million. The unrealized gain or loss on derivatives is primarily driven by the changes in the fair value of the interest rate swaps. The realized gain/(loss) on derivative settlements is affected by changes in the shorter term floating interest rates compared to the fixed interest rates of the respective agreement.
Other financial items

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Other financial items	(594)	(117)
The Company recorded an expense of $0.6 million related to other financial items in the six months ended June 30, 2026, compared to an expense of $0.1 million in the six months ended June 30, 2025.

LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of June 30, 2026, we had an aggregate of cash and cash equivalents and restricted cash of $397.4 million, a decrease of $50.3 million, compared to an aggregate of $447.7 million as of December 31, 2025. In the six months ended June 30, 2026, the changes in cash consisted of $86.5 million provided by operating activities and $136.8 million used in financing activities.

Financing information

Interest Rate Swaps
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating interest rates have been swapped for fixed rates of interest. As of June 30, 2026, the Company has fixed the interest rate on an aggregate, net notional principal of $775.0 million.

Loan Covenants
Certain of our financing agreements contain, among other things, the following financial and vessel covenants, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.20 to 1.0;
•a positive working capital;
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million;
ii.an amount equal to five per cent (5%) of our total interest-bearing financial indebtedness net of any cash and cash equivalents; and

FLEX LNG Ltd.
•collateral maintenance test, requiring that the aggregate value of the vessels securing the relevant facility exceeds the aggregate value of the debt commitment outstanding.

Our financing agreements discussed above contain, among other things, restrictive covenants that, if triggered, would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of our share capital (or any class thereof);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the applicable facility;
•a pledge of earnings accounts generated by the mortgaged vessels for the applicable facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the applicable facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretions granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan may result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of June 30, 2026, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2026 and 2025.

FLEX LNG Ltd.

(in thousands of $)	Six months ended
	June 30,
	2026	2025
Net cash provided by operating activities	86,470	67,069
Net cash (used in)/ provided by investing activities	—	—
Net cash used in by financing activities	(136,769)	(92,033)
Effect of exchange rate changes on cash	(16)	498
Net change in cash, cash equivalents and restricted cash	(50,315)	(24,466)
Cash, cash equivalents and restricted cash at beginning of period	447,697	437,203
Cash, cash equivalents and restricted cash at end of period	397,382	412,737
Operating Activities
Net cash provided by operating activities increased by $19.4 million to $86.5 million for the six months ended June 30, 2026, compared to $67.1 million for the six months ended June 30, 2025. This was primarily due to the increase in vessel operating revenues discussed within the Results of operations section above, together with a decrease in other current assets as a result of the timing of advanced charter hire receipts.
Financing Activities
Net cash used in financing activities was $136.8 million in the six months ended June 30, 2026, compared to net cash used in financing activities of $92.0 million in the six months ended June 30, 2025.

Net cash used in financing activities in the six months ended June 30, 2026, primarily comprised of scheduled repayments of long-term debt amounting to $55.5 million and dividend payments of $81.1 million.
Net cash used in financing activities in the six months ended June 30, 2025, primarily consisted of $129.6 million in prepayments of long-term debt, dividends of $81.1 million, and scheduled repayments of long-term debt amounting to $54.3 million, offset by closing proceeds of $175.0 million from the Flex Courageous Sale and Leaseback.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.

Interest rate risk

The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on SOFR. Significant increases in interest rates could adversely affect operating margins, results of operations and the Company's ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with the Company's floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of June 30, 2026, the Company's long-term debt which was at variable rates, net of the amount subject to interest rate swap agreements was $902.8 million, which includes $413.7 million drawn under revolving credit facilities. Based on this, one percentage point increase in annual SOFR interest rates would increase its annual interest expense by approximately $9.0 million.

As of June 30, 2026, the Company had interest rate swap transactions, aimed at reducing the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The aggregate net notional principal of our interest rate swaps was $775.0 million. Please see “Note 10. Financial Instruments” to our unaudited interim condensed consolidated financial statements for additional details.

FLEX LNG Ltd.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP and NOK. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect on the value of our cash flows.

Inflation

Significant global inflationary pressures increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Liquidity Risk

We monitor the risk of insufficient liquidity using cash flow forecasting models. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.

Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors.

Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB, or SEB, (S&P Global rating: AA-), Danske Bank AS, or Danske Bank, (S&P Global rating: A+) and DNB Bank ASA, or DNB (S&P Global rating: AA-).

Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolescence and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of an LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2026 and 2025
(in thousands of $, except per share data)

	Six months ended
	June 30,
	2026	2025
Revenues
Vessel operating revenues	187,256	174,420

Operating expenses
Voyage expenses	(12,180)	(4,956)
Vessel operating expenses	(37,901)	(36,288)
Administrative expenses	(4,457)	(4,454)
Depreciation	(39,051)	(37,541)
Operating income	93,667	91,181

Other income/(expenses)
Interest income	1,445	2,132
Interest expense	(39,706)	(46,433)
Extinguishment costs of long-term debt	—	(1,630)
Gain/(loss) on derivatives	9,585	(8,637)
Other financial items	(594)	(117)
Income before tax	64,397	36,496
Income tax expense	(35)	(49)
Net income	64,362	36,447

Earnings/(loss) per share:
Basic	1.19	0.67
Diluted	1.19	0.67
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2026 and 2025
(in thousands of $)

	Six months ended
	June 30,
	2026	2025
Net income for the period	64,362	36,447
Total other comprehensive income/(loss)	—	—
Total comprehensive income	64,362	36,447
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2026 and December 31, 2025
(in thousands of $, except share data)

	June 30,	December 31,
	2026	2025
ASSETS

Current assets
Cash and cash equivalents	397,382	447,632
Restricted cash	—	65
Inventory	7,473	9,004
Receivables due from related parties	490	340
Other current assets	50,105	46,234
Total current assets	455,450	503,275

Non-current assets
Derivative instruments	22,343	18,054
Vessels and equipment, net	2,077,135	2,102,495
Other non-current assets	7,466	—
Total non-current assets	2,106,944	2,120,549
Total assets	2,562,394	2,623,824

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	110,820	109,629
Derivative instruments	—	604
Payables due to related parties	1,191	673
Accounts payable	6,118	10,508
Other current liabilities	51,470	44,412
Total current liabilities	169,599	165,826

Non-current liabilities
Long-term debt	1,682,848	1,738,578
Other non-current liabilities	7,466	163
Total non-current liabilities	1,690,314	1,738,741
Total liabilities	1,859,913	1,904,567

Equity
Share capital (June 30, 2026: 54,520,325 shares issued, par value $0.01 per share (December 31, 2025: 54,520,325 shares issued, par value $0.01 per share))	545	545
Treasury shares at cost (June 30, 2026: 427,949 (December 31, 2025: 427,949))	(4,180)	(4,180)
Additional paid in capital	704,300	704,300
Contributed Surplus	140,130	221,268
Accumulated deficit	(138,314)	(202,676)
Total equity	702,481	719,257
Total equity and liabilities	2,562,394	2,623,824
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2026 and 2025
(in thousands of $)

	Six months ended
	June 30,
	2026	2025
Operating activities
Net income	64,362	36,447
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	39,051	37,541
Extinguishment of long-term debt	—	1,630
Amortization of debt issuance costs	1,092	1,219
Share-based payments	—	76
Foreign exchange loss	16	(500)
Change in fair value of derivative instruments	(4,893)	16,672
Drydocking expenditure	(13,691)	(13,504)
Other	—	13
Changes in operating assets and liabilities, net:
Inventory	1,531	19
Other current assets	(3,871)	(20,257)
Other non-current assets	(7,466)	(3,487)
Receivables due from related parties	(150)	171
Payables due to related parties	518	303
Accounts payable	(4,390)	463
Other current liabilities	7,058	6,769
Other non-current liabilities	7,303	3,493
Net cash provided by operating activities	86,470	67,069

Investing activities
Purchase of other fixed assets	—	—
Net cash used in investing activities	—	—

Financing activities
Repayment of long-term debt	(55,514)	(54,288)
Proceeds from revolving credit facility	747,350	847,350
Repayment of revolving credit facility	(747,350)	(847,350)
Prepayment of long-term debt	—	(129,613)
Proceeds from long-term debt	—	175,000
Extinguishment costs paid on long-term debt	—	(648)
Financing costs	(117)	(1,352)
Dividends paid	(81,138)	(81,132)
Net cash used in financing activities	(136,769)	(92,033)

Effect of exchange rate changes on cash	(16)	498
Net decrease in cash, cash equivalents and restricted cash	(50,315)	(24,466)

Cash, cash equivalents and restricted cash at the beginning of the period	447,697	437,203
Cash, cash equivalents and restricted cash at the end of the period	397,382	412,737

Supplemental Information
Interest paid, net of amounts capitalized	(37,953)	(44,729)
Income tax paid	(139)	(20)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2026 and 2025
(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2026	2025
Number of shares outstanding
At beginning of period	54,092,376	54,087,768
At end of period	54,092,376	54,087,768

Share capital
At beginning of period	545	545
At end of period	545	545

Treasury shares
At beginning of period	(4,180)	(4,224)
At end of period	(4,180)	(4,224)

Additional paid in capital
At beginning of period	704,300	904,268
Transfer to contributed surplus	—	(200,000)
Share-based payments	—	76
At end of period	704,300	704,344

Contributed Surplus
At beginning of period	221,268	183,535
Transfer from additional paid in capital	—	200,000
Dividends paid	(81,138)	(81,132)
At end of period	140,130	302,403

Accumulated deficit
At beginning of period	(202,676)	(277,491)
Net income	64,362	36,447
At end of period	(138,314)	(241,044)
Total equity	702,481	762,024
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the New York Stock Exchange under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of June 30, 2026, the Company had thirteen LNG carriers in operation.
2.     ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the "SEC") on February 27, 2026.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2025.
3.     RECENT ACCOUNTING PRONOUNCEMENTS

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to provide additional disclosures about certain expense categories included within relevant income statement captions.

The amendments are effective for the Company for annual reporting periods beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statement disclosures.

Environmental Credits and Environmental Credit Obligations

In May 2026, the FASB issued Accounting Standards Update 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes accounting and disclosure requirements for environmental credits and related obligations. The guidance addresses the recognition, measurement, presentation and disclosure of environmental credits that are generated, purchased or received, including credits held for regulatory compliance or other purposes, as well as obligations arising under environmental compliance programs.

The amendments are effective for the Company for annual and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting the new guidance on its consolidated financial statements and related disclosures, including the potential impact on environmental credits generated in connection with applicable maritime emissions regulations.

FLEX LNG Ltd.
4.     EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(in thousands of $, except share data)	Six months ended
	June 30,
	2026	2025
Net income	64,362	36,447

Weighted average number of ordinary shares	54,092,376	54,087,768
Share options	—	7,850
Weighted average number of ordinary shares, adjusted for dilution	54,092,376	54,095,618

Earnings per share:
Basic	1.19	0.67
Diluted	1.19	0.67

5.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the interim condensed consolidated statements of cash flows:

(in thousands of $)	June 30,	December 31,
	2026	2025
Cash and cash equivalents	397,382	447,632
Restricted cash	—	65
Cash, cash equivalents and restricted cash	397,382	447,697

Restricted cash previously represented cash required to be held in a separate bank account under Norwegian tax regulations. Effective 1 January 2026, this requirement was abolished, and accordingly there was no restricted cash at the reporting date.

6.     OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	June 30,	December 31,
	2026	2025
Trade accounts receivable, net	—	392
Accrued income	29,606	26,113
Prepaid expenses	8,010	5,929
Other receivables	12,489	13,800
Total other current assets	50,105	46,234

Trade accounts receivable are presented net of allowances for doubtful accounts. The Company recorded allowances for doubtful debts of $0.0 million as of June 30, 2026 (December 31, 2025: $0.0 million).

FLEX LNG Ltd.
7.     OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	June 30,	December 31,
	2026	2025
Accrued expenses	(13,804)	(11,545)
Deferred charter revenue	(30,235)	(24,967)
EUA obligations under the EU ETS	(6,889)	(7,761)
Other current liabilities	(380)	(39)
Provisions	(162)	(100)
Total other current liabilities	(51,470)	(44,412)

8.     VESSELS AND EQUIPMENT, NET
Movements in the six months ended June 30, 2026 for vessels and equipment, net is summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2025	2,467,470	65,509	2,532,979
Additions	—	13,691	13,691
Disposals	—	(7,500)	(7,500)
At June 30, 2026	2,467,470	71,700	2,539,170

Accumulated depreciation
At December 31, 2025	(406,998)	(23,486)	(430,484)
Charge	(32,593)	(6,458)	(39,051)
Disposals	—	7,500	7,500
At June 30, 2026	(439,591)	(22,444)	(462,035)

Net book value
At December 31, 2025	2,060,472	42,023	2,102,495
At June 30, 2026	2,027,879	49,256	2,077,135
In January 2026, we successfully completed the scheduled drydocking of Flex Volunteer, followed by Flex Freedom in March 2026 and Flex Vigilant in June 2026.

FLEX LNG Ltd.
9.     SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	June 30,	December 31,
	2026	2025
U.S. dollar denominated floating rate debt
$66 million term tranche under the Flex Enterprise $150 Million Facility	29,478	34,391
$140 million term tranche under the $290 Million Facility	92,792	100,054
$90 million term tranche under the $270 Million Facility	65,486	73,658
$330 Million Sale and Leaseback	270,500	279,000
Flex Rainbow $180 Million Sale and Leaseback(1)	151,182	155,966
Flex Endeavour $160 Million Sale and Leaseback(1)	146,182	150,292
Flex Courageous $175 Million Sale and Leaseback(1)	166,875	171,325
Flex Resolute $175 Million Sale and Leaseback(1)	169,123	173,604
Flex Constellation $180 Million Facility	172,500	177,500
Total U.S. dollar floating rate debt	1,264,118	1,315,790

U.S. dollar denominated fixed rate debt
Flex Volunteer Sale and Leaseback	127,310	131,143
Total U.S. dollar denominated fixed rate debt	127,310	131,143

U.S. dollar denominated revolving credit facilities
$84 million revolving tranche under the Flex Enterprise $150 Million Facility	83,675	83,675
$150 million revolving tranche under the $290 Million Facility	150,000	150,000
$180 million revolving tranche under the $270 Million Facility	180,000	180,000
Total U.S. dollar denominated revolving credit facilities	413,675	413,675

Total debt	1,805,103	1,860,608

Less
Current portion of debt	(112,688)	(111,614)
Long-term portion of debt issuance costs	(9,567)	(10,416)
Long-term debt	1,682,848	1,738,578
(1)These sale and leaseback agreements are comprised of a fixed rate of interest and a floating element based on Term SOFR, plus a margin.
As of June 30, 2026, the Company's only capital commitments relate to long-term debt obligations, summarized below;

(figures in thousands of $)
	Sale & Leaseback	Period repayment	Balloon repayment	Total
1 year	52,104	60,584	—	112,688
2 years	45,592	69,353	—	114,945
3 years	47,126	62,880	290,154	400,160
4 years	48,743	46,752	180,000	275,495
5 years	50,447	31,180	—	81,627
Thereafter	516,636	303,552	—	820,188
Total	760,648	574,301	470,154	1,805,103

FLEX LNG Ltd.
Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial and vessel covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum of 0.20 to 1.0;

• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
(i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest-bearing financial indebtedness net of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the applicable facility exceeds the aggregate value of the debt commitment outstanding.

As of June 30, 2026, all financial covenants have been met accordingly.

10.     FINANCIAL INSTRUMENTS
In order to reduce the risks associated with fluctuations in interest rates, the Company has hedged exposures to interest rates using derivative instruments, which involves swapping floating rates of interest to fixed rates of interest. These instruments are not designated as hedges for accounting purposes.

Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative instrument is negative, the Company owes the counterparty, and, therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Company do not contain credit risk-related contingent features. The Company has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.
Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby it receives a floating and pays a fixed rate of interest, on an aggregate net notional principal of $775.0 million as of June 30, 2026 (December 31, 2025: $775.0 million).
Our interest rate swap contracts as of June 30, 2026, of which none are designated as hedging instruments, are summarized as follows:

(in thousands of $)	Notional principal	Weighted average duration (years)	Weighted average fixed interest rate	Floating rate: Reference Rate
Receiving floating, pay fixed	775,000	2.3	2.46%	SOFR
(1)    In 2023, the reference rate for these interest rate swap agreements transitioned from the London Interbank Offered Rate, or LIBOR, to SOFR plus a credit adjustment spread of 0.26% based on the LIBOR fallback protocol.

FLEX LNG Ltd.
The Company's gain on derivatives per the consolidated statement of operations for the six months ended June 30, 2026 and 2025 was comprised of the following:

(figures in thousands of $)	Six months ended
	June 30,
	2026	2025
Change in fair value of derivative instruments	4,893	(16,672)
Realized gain/(loss) on derivative instruments	4,692	8,035
Gain on derivatives	9,585	(8,637)
Movements in the six months ended June 30, 2026 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At December 31, 2025	18,054	(604)	17,450
Change in fair value of derivative instruments	4,289	604	4,893
At June 30, 2026	22,343	—	22,343

11.        FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at June 30, 2026 and December 31, 2025 consist of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable amongst other less significant items. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable, other non-current liabilities and long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; and
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of other current assets, other non-current assets, receivables from related parties, payables due to related parties, accounts payable, other current liabilities and other non-current liabilities approximate their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

FLEX LNG Ltd.
The following table includes the estimated fair value and carrying value of those assets and liabilities.

(in thousands of $)		June 30,		December 31,
		2026		2025
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents	Level 1	397,382	397,382	447,632	447,632
Restricted cash	Level 1	—	—	65	65
Derivative instruments receivable	Level 2	22,343	22,343	18,054	18,054
Derivative instruments payable	Level 2	—	—	(604)	(604)
Cash settled share option awards	Level 2	(341)	(341)	(163)	(163)
Floating rate long-term debt	Level 2	(1,667,343)	(1,677,793)	(1,718,136)	(1,729,465)
Fixed rate long-term debt	Level 2	(126,327)	(116,417)	(130,071)	(117,827)

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2026.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of our derivative instruments, which is comprised of interest rate swap derivative agreements, is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

The fair value (Level 2) of cash-settled share option awards included within Other non-current liabilities and Other current liabilities is determined at each reporting date and recognized as a liability until settlement. The fair value represents the amount that would be paid to settle the awards at the balance sheet date. The liability is measured using the Black-Scholes option valuation model, which incorporates observable market inputs including the market price of our common shares at the measurement date, implied or historical share price volatility derived from market data, risk-free interest rates based on U.S. Treasury yield curves, and expected dividend yield. The expected term of the awards is based on historical exercise patterns and other relevant observable data.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

12.        RELATED PARTY TRANSACTIONS
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Frontline Plc and Front Ocean Management Ltd.
Related Party Balances
A summary of balances due from related parties and affiliated companies at June 30, 2026 and December 31, 2025 is as follows:

(in thousands of $)	June 30,	December 31,
	2026	2025
Frontline (Management) Cyprus Limited	490	340
Receivables due from related parties and affiliated companies	490	340

FLEX LNG Ltd.
A summary of balances due to related parties and affiliated companies at June 30, 2026 and December 31, 2025 is as follows:

(in thousands of $)	June 30,	December 31,
	2026	2025
Seatankers Management Co. Ltd	(63)	(4)
Frontline (Management) Cyprus Limited	(100)	(50)
Frontline Corporate Services Ltd	(38)	(21)
Flex LNG Fleet Management AS	(649)	(309)
SFL UK Management Ltd	(3)	(4)
Front Ocean Management AS	(293)	(244)
Front Ocean Management Ltd	(45)	(41)
Payables due to related parties and affiliated companies	(1,191)	(673)

Related Party Transactions

A summary of income from related parties and affiliated companies is as follows:

(in thousands of $)	Six months ended
	June 30,
	2026	2025
Avance Gas AS	—	3
Total income from related parties and affiliated companies	—	3

A summary of expenses from related parties and affiliated companies is as follows:

(in thousands of $)	Six months ended
	June 30,
	2026	2025
Administrative service fees
Seatankers Management Co Ltd	(117)	(188)
Frontline (Management) Cyprus Limited	(100)	(115)
Front Ocean Management AS	(461)	(403)
Front Ocean Management Ltd	(132)	(84)

Technical management fees
Flex LNG Fleet Management AS	(844)	(1,935)

Office facilities
SFL UK Management Ltd	(3)	(5)
Frontline Corporate Services Ltd	(68)	—
Total expenses from related parties and affiliated companies	(1,724)	(2,730)

FLEX LNG Ltd.
13.    SHARE CAPITAL
In May 2025, at the 2025 Annual General Meeting of Shareholders ("AGM"), the Company's shareholders approved (i) the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $200.0 million and (ii) the credit of a corresponding amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from May 8 2025. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its shareholders.
As at June 30, 2026, the Company had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share (December 31, 2025: $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share).
As at June 30, 2026, the Company had Additional Paid in Capital of $704.3 million (December 31, 2025: $704.3 million).
In the six months ended June 30, 2026, the Company paid a cash distribution out of the Company's Contributed Surplus account of $0.75 per share for the fourth quarter of 2025 and first quarter of 2026. As at June 30, 2026, the Company had Contributed Surplus of $140.1 million (December 31, 2025: $221.3 million).
14.    TREASURY SHARES

As of June 30, 2026, the Company holds an aggregate of 427,949 shares at a cost of $4.2 million, with a weighted average of $9.77 per share (December 31, 2025: 427,949 shares at a cost of $4.2 million).
15.    SHARE BASED COMPENSATION
In June 2026, the Company issued 234,974 synthetic share options to members of top management and key personnel. The synthetic share options have a five-year term from June 24, 2026, with a three-year vesting period, whereby: 33% will vest after one year; 33% will vest after two years; and the remaining balance will vest after three years. The options have a strike price of $30.00 per share. The strike price will be adjusted for any distribution of dividends made before the relevant options expire. The synthetic options granted to the Chief Executive Officer and the Chief Financial Officer are subject to a cap on maximum annual gain cap equal to two times their annual base salary at the time of exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the strike price on the date of exercise, and accordingly, are have been classified as a liability.
The synthetic options have an estimated expected life of 2.5 years. The risk-free interest rate was estimated using the interest rate on three years U.S. treasury zero-coupon issues. The volatility was estimated using historical share price data. The dividend yield was estimated at 0% because the strike price is reduced by all dividends declared by the Company from the date of grant to the exercise date. It was assumed that all of the options granted will vest.
As at June 30, 2026, the Company had 356,843 outstanding non-vested synthetic share options (December 31, 2025: 182,805), with a weighted average adjusted exercise price of $26.84 per share (December 31, 2025: $22.25 per share) and a weighted average remaining contractual term of 4.6 years (December 31, 2025: 4.5 years).
As at June 30, 2026, the Company had 59,037 vested share options outstanding (December 31, 2025: 0), with a weighted average adjusted exercise price of $20.75 per share and a weighted average remaining contractual term of 4.0 years.
The synthetic share options had a fair value of $2.5 million as of June 30, 2026 (December 31, 2025: $0.9 million) and the Company recorded a liability of $0.3 million as of June 30, 2026 (December 31, 2025: $0.2 million) in the Consolidated Statements of Financial Position.
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's synthetic share option scheme.

FLEX LNG Ltd.

16.     OPERATING LEASES

All of the Company's vessel operating revenues from time charter agreements is recognized and recorded as operating lease income. A summary for the six months ended June 30, 2026 and 2025 is shown below:

(in thousands of $)	Six months ended
	June 30,
	2026	2025
Vessel operating revenues(1) (2) (3)	187,256	174,420

(1) Vessel operating revenues include $6.5 million (2025 - $3.6 million) EUA revenues arising under the time charter agreements with charterers. The EUAs receivable from our charterers, and due to be surrendered to the EU authorities in September 2027.

(2) Vessel operating revenues include $0.8 million (2025: $1.5 million) in variable lease payments, as further described in Note 2 of our Form 20-F for the year ended December 31, 2025, filed with the SEC on February 27, 2026.

(3) Additionally, vessel operating revenues include $1.2 million (2025: nil) of other compensation received from charterers in relation to time charter agreements.

The minimum contractual undiscounted cashflows under non-cancellable operating leases to be received on time charters in respect of our Fleet as of June 30, 2026, were as follows:

(in thousands of $)
1 year	319,910
2 years	259,706
3 years	242,401
4 years	189,792
5 years	187,323
Thereafter	394,316
Total	1,593,448

As of June 30, 2026, all of the Company's assets under vessels and equipment were contracted under operating leases, which are further described in Note 8: Vessels and Equipment.
17.        SUBSEQUENT EVENTS
On August 18, 2026, the Company’s Board of Directors approved a cash dividend for the second quarter of 2026 of $0.75 per share. The dividend is expected to be paid on or around September 17, 2026. The record date and ex-dividend date on the New York Stock Exchange ("NYSE") is expected to be September 3, 2026.,

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.